                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                              GeneMedicine, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    common stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   36870710
              --------------------------------------------------
                                (CUSIP Number)

                             Nicholas R. Madonia,
                               30 Outwater Lane,
                   Garfield, New Jersey 07026 (201) 546-5535
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 24, 1997
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following fox if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   3687010                                    Page  2  of    Pages

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Nicholas R. Madonia, as trustee for The Blech Family Trust, The Sentinel Charitable Remainder Trust, The Freedom Charitable Remainder Trust and The Frontier Charitable Remainder Trust

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                       (b) |_|

   3        SEC USE ONLY


   4        SOURCE OF FUNDS*
            OO

   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                         |_|


   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            USA


                                       7        SOLE VOTING POWER
            NUMBER OF                           1,175,500

             SHARES                    8        SHARED VOTING POWER
                                                -0-
          BENEFICIALLY
          OWNED BY EACH                9        SOLE DISPOSITIVE POWER
                                                1,175,500
            REPORTING
             PERSON                    10       SHARED DISPOSITIVE POWER
              WITH                              -0-


   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,175,500


   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|


   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.0%

   14       TYPE OF REPORTING PERSON*
            OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D

CUSIP NO.   3687010                                    Page  3  of    Pages

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Freedom Charitable Remainder Trust


   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|

   3        SEC USE ONLY


   4        SOURCE OF FUNDS*
            WC


   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                         |_|


   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            New York


                                       7        SOLE VOTING POWER
            NUMBER OF                           404,000 exercised by Nicholas
             SHARES                             R. Madonia as trustee

          BENEFICIALLY                 8        SHARED VOTING POWER
                                                -0-
          OWNED BY EACH
            REPORTING                  9        SOLE DISPOSITIVE POWER
             PERSON                             404,000 exercised by Nicholas
                                                R. Madonia as trustee
              WITH
                                      10        SHARED DISPOSITIVE POWER
                                                -0-

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,000 exercised by Nicholas R. Madonia as trustee


   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|


   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.1%

   14       TYPE OF REPORTING PERSON*
            OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D

CUSIP NO.   3687010                                    Page  4  of    Pages

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Blech Family Trust


   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|


   3        SEC USE ONLY


   4        SOURCE OF FUNDS*
            WC


   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                         |_|


   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            New York


                                       7        SOLE VOTING POWER
            NUMBER OF                           266,500 exercised by Nicholas
             SHARES                             R. Madonia as trustee

          BENEFICIALLY                 8        SHARED VOTING POWER
                                                -0-
          OWNED BY EACH
                                       9        SOLE DISPOSITIVE POWER
            REPORTING                           266,500 exercised by Nicholas
             PERSON                             R. Madonia as trustee

              WITH                     10       SHARED DISPOSITIVE POWER
                                                -0-


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,500 exercised by Nicholas R. Madonia as trustee


   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|


   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%

   14       TYPE OF REPORTING PERSON*

            OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D

CUSIP NO.   3687010                                    Page  5  of    Pages


   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Frontier Charitable Remainder Trust

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|

   3        SEC USE ONLY


   4        SOURCE OF FUNDS*
            WC


   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                         |_|


   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            New York


                                       7        SOLE VOTING POWER
            NUMBER OF                           385,000 exercised by Nicholas
             SHARES                             R. Madonia as trustee

          BENEFICIALLY                 8        SHARED VOTING POWER
                                                -0-
          OWNED BY EACH
                                       9        SOLE DISPOSITIVE POWER
            REPORTING                           385,000 exercised by Nicholas
             PERSON                             R. Madonia as trustee

              WITH                     10       SHARED DISPOSITIVE POWER
                                                -0-



   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000 exercised by Nicholas R. Madonia as trustee


   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|


   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.0%

   14       TYPE OF REPORTING PERSON*

            OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D


CUSIP NO.   3687010                                    Page  6  of    Pages


   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Sentinel Charitable Remainder Trust

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|

   3        SEC USE ONLY


   4        SOURCE OF FUNDS*
            WC


   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                         |_|


   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            New York


                                       7        SOLE VOTING POWER
            NUMBER OF                           120,000  exercised by Nicholas
             SHARES                             R. Madonia as trustee

          BENEFICIALLY                 8        SHARED VOTING POWER
                                                -0-
          OWNED BY EACH
                                       9        SOLE DISPOSITIVE POWER
            REPORTING                           120,000 exercised by Nicholas
             PERSON                             R. Madonia as trustee

              WITH                     10       SHARED DISPOSITIVE POWER
                                                -0-



   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 exercised by Nicholas R. Madonia as trustee


   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|


   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.9%

   14       TYPE OF REPORTING PERSON*

            OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                  The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.001 per share (the "Common Stock") of GeneMedicine, Inc. (the "Issuer") is being filed on behalf of The Freedom Charitable Remainder Trust, (the "Freedom Trust") the Frontier Charitable Remainder Trust (the "Frontier Trust"), The Sentinel Charitable Remainder Trust (the "Sentinel Trust") and the Blech Family Trust (the "Blech Trust" and, together with the Freedom Trust, the Frontier Trust, and the Sentinel Trust, the "Trusts") and Nicholas R. Madonia, as trustee (the "Trustee") of the Trusts.

Item 1. Security and Issuer

                  This Statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are at 8301 New Trails
Drive, The Woodlands, Texas  77381-4248.

Item 2.           Identity and Background

                  (a) This Statement is being filed on behalf of the Trusts and Nicholas R. Madonia, as Trustee of the Trusts.

                  (b) The address of the Trusts and the business address of Nicholas R. Madonia is 30 Outwater Lane, Garfield, New Jersey 07026.

                  (c) Mr. Madonia is a certified public accountant and a member of Madonia Pilles & Co., an accounting firm located at 30 Outwater Lane, Garfield, New Jersey 07026.

                  (d)-(e) Mr. Madonia and the Trusts have not, during the last five years, been convicted in any criminal proceeding
(excluding traffic violations or similar misdemeanors), nor have Mr. Madonia and the Trusts, during such period, been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Madonia is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Trusts have acquired, in open market purchases, a total of 1,175,500 shares of Common Stock for an aggregate purchase price of $7,120,543.75. Of such total, The Blech Trust has acquired 266,500 shares of Common Stock for a purchase price of $1,455,641.25; the Frontier Trust has acquired 385,000 shares of Common Stock for a purchase price of $2,138,960.00; the Sentinel Trust has acquired 120,000 shares of Common Stock for a purchase price of $920,250.00 and The Freedom Trust has acquired 404,000 Shares of Common Stock for a purchase price of $2,605,692.50. A table setting forth the date of each transaction, the number of shares of Common Stock acquired in each transaction and the purchase price per share in each transaction, with respect to each of the Trusts, is annexed hereto as Annex A and incorporated herein by reference. With respect to each of the Trusts, the source of the funds required to acquire the shares of Common Stock was the funds of each such Trust.

Item 4.           Purpose of Transaction.

                  Mr. Madonia and the Trusts have no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this item. The Trusts acquired the shares of Common Stock identified in this Statement for investment purposes. Notwithstanding the foregoing, Mr. Madonia, as Trustee of the Trusts, reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by him to be appropriate or to propose any of the transactions described in Item 4 to the Issuer's board of directors or to seek control of such board and thereafter to cause or seek to cause any of such transactions to take place.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Trusts have acquired 1,175,500 shares of the Common Stock. Accordingly, Mr. Madonia, as Trustee, beneficially owns 9.0% of the Common Stock outstanding based on 12,990,314 shares of Common Stock reported by the Issuer as outstanding on October 25, 1996 in its Quarterly Report on Form 10-Q for the period ending September 30, 1996. The Freedom Trust, Frontier Trust, Sentinel Trust and Blech Trust have acquired 404,000, 385,000, 120,000 and 266,500 shares of Common Stock respectively, and, accordingly, beneficially own 3.1%, 3.0%, 0.9% and 2.0%, respectively of the Common Stock outstanding.

                  (b) Mr. Madonia, as Trustee of the Trusts, has sole voting and dispositive power with respect to all 1,175,500 shares of Common Stock identified in this statement and exercises such powers on behalf of the respective Trusts.

                  (c) All the transactions with respect to the securities of the Issuer by the Trusts and Mr. Madonia, as Trustee of the Trusts, within the past 60 days are the transactions detailed in the table annexed hereto as Annex A. All such transactions were effected in open market purchases on the Nasdaq National Market.

                  (d) No person other than Mr. Madonia, as Trustee of the Trusts, has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by the Trusts.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Madonia and the Trusts are not parties to any contract, arrangement or understanding with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

                  1.       Joint Filing Agreement.

                                    ANNEX A

                                                                                  Price
                                                  Shares                          Per
  Date                                            Purchased                       Share
  ----                                            ---------                       -----
The Blech Family Trust

12/16/96                                            10,000                       $5.0625
12/16/96                                            10,000                        5.03125
12/16/96                                             3,000                        5.125
12/20/96                                            75,000                        5.375
12/24/96                                            15,000                        5.1875
12/24/96                                            10,000                        5.125
12/31/96                                            30,000                        5.28
12/31/96                                            26,000                        5.81
12/31/96                                             6,000                        5.5625
12/31/96                                             4,000                        5.50
01/02/97                                             5,000                        5.9375
01/02/97                                            15,000                        6.00
01/02/97                                            15,000                        5.875
01/02/97                                            10,000                        5.34
01/24/97                                            30,000                        5.5625
01/24/97                                             2,500                        5.6875

The Frontier Charitable Remainder Trust

12/11/96                                            25,000                        4.375
12/11/96                                            25,000                        4.385
12/12/96                                            25,000                        4.6375
12/12/96                                            60,000                        4.6563
12/12/96                                            14,000                        4.0625
12/13/96                                            25,000                        4.875
12/13/96                                            20,000                        4.875
12/16/96                                            55,000                        4.34
12/17/96                                             3,000                        4.6875
02/05/97                                           133,000                        7.486


The Freedom Charitable Remainder Trust

01/17/97                                            40,000                        6.1875
01/24/97                                            96,000                        5.75
01/27/97                                           108,000                        5.87
01/28/97                                            24,000                        6.18
02/04/97                                            13,000                        6.47
02/05/97                                            90,000                        7.486
02/12/97                                            33,000                        8.0625

The Sentinel Charitable Remainder Trust

02/06/97                                            75,000                        7.35
02/11/97                                            45,000                        8.20

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 20, 1997


                                  /s/ NICHOLAS R. MADONIA
                                  ---------------------------------------------
                                  Nicholas R. Madonia


                                  THE FREEDOM CHARITABLE REMAINDER TRUST

                                  By: /s/ NICHOLAS R. MADONIA
                                      -----------------------------------------
                                      Nicholas R. Madonia, Trustee


                                  THE FRONTIER CHARITABLE REMAINDER TRUST

                                  By: /s/ NICHOLAS R. MADONIA
                                      -----------------------------------------
                                      Nicholas R. Madonia, Trustee


                                  THE SENTINEL CHARITABLE REMAINDER TRUST

                                  By: /s/ NICHOLAS R. MADONIA
                                      -----------------------------------------
                                      Nicholas R. Madonia, Trustee


                                  THE BLECH FAMILY TRUST

                                  By: /s/ NICHOLAS R. MADONIA
                                      -----------------------------------------
                                      Nicholas R. Madonia, Trustee

                                 EXHIBIT INDEX

No.                        Description                                  Page

1.                         Joint Filing Agreement.